Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
AMENDED CREDIT FACILITY

Edmonton, Alberta, October 1, 2012 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced that it has entered into an amended and restated credit agreement with its syndicate of lenders. The amendment extends the maturity date of the existing credit agreement to October 31, 2014, while also easing Consolidated EBITDA-related covenant requirements within the agreement.

Under the terms of the amended and restated credit agreement, NAEP will be able to increase its capital leasing capacity from $30 million to $75 million, supporting the Company’s planned conversion of up to $50 million of existing operating leases into capital leases.  This amendment will be accompanied by restrictions on net capital expenditures that can be made by NAEP through the term of the agreement.

Net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in the Company’s first quarter filings, will be used to pay down the existing $35.9 million, as at June 30, 2012, Term B portion of the current credit facility agreement. Following repayment of the Term B portion, 50 per cent of net proceeds from any subsequent asset sales will be used to reduce the existing Term A facility, with the remainder available for working capital.

“We are pleased to have reached this mutually satisfactory agreement with our lending partners,” said David Blackley, Chief Financial Officer of NAEP. “The amended agreement strengthens our financial position, adjusts covenants to reflect the effect of the increase in capital leases, and any short term decline in EBITDA.  The changes in the facility demonstrate our commitment to reducing our debt and provide added certainty as we restructure our business with a focus on cost reduction, improvement of our risk profile and the rightsizing of our mining asset base."

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

NEWS RELEASE

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is EBITDA (as defined within our credit agreement with our lenders). The Company provides a reconciliation of EBITDA to net income reported in its most recently filed Management’s Discussion and Analysis which may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Forward-Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, our internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the United States Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”). You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting SEDAR on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
General Manager, Corporate Development & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:           (780) 969-5599
Email: krowand@nacg.ca